EXHIBIT D-2


                                STATE OF ILLINOIS

                          ILLINOIS COMMERCE COMMISSION

IN RE: INTERSTATE POWER COMPANY              DOCKET NO.
                                                        ---------
APPLICATION FOR APPROVAL OF
AFFILIATED INTEREST CONTRACT
(Customer Accounts Receivable Purchase
and Sale Agreement)

     Intestate Power Company, a Delaware Corporation ("IPC") submits this Application pursuant to the Illinois Public Utilities Act (the "Act") for approval of affiliated interest contracts. Applicant is a public utility subject
Section 7-101(3) of the Illinois Public Utilities Act (220 ILCS 5/7-101(3); the "Act"). Applicant provides electric and gas utility service to the public in Illinois. The particular affiliated interest contracts in question are attached to this Application as Exhibit Nos. 1, 2, 3, 4, 5, 6 and 7. In support of this Application, IPC states:

1. On November 10, 1995, WPL Holdings, Inc. ("Holdings"), a holding company incorporated under the laws of the State of Wisconsin, IES Industries Inc., ("Industries") a holding company incorporated under the laws of the State of Iowa; and IPC, entered into an Agreement and Plan of Merger. After the effective date of the Merger, the name of Holdings was changed to Interstate Energy Corporation ("IEC"). IEC changed its name to Alliant Energy Corporation ("Alliant Energy") at its 1999 Annual Meeting.

2. Under the terms of the Merger Agreement, IPC, IES Utilities Inc., ("IES") a wholly-owned subsidiary of Industries operating as an electric and gas public utility in Iowa; and Wisconsin Power & Light Company ("WPL"), a


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     wholly-owned subsidiary of Holdings operating as an electric and gas public utility in Wisconsin, became wholly-owned subsidiaries of Alliant Energy. Alliant Energy is a registered Public Utility Holding Company under the Public Utility Holding Company Act of 1935.

3. Under the terms of the Merger, Alliant Energy is able to consolidate certain corporate and administrative functions of WPL, IES and IPC, thereby eliminating duplicative positions, reducing other non-labor corporate and administrative expenses and limiting or avoiding duplicative expenditures for administrative and information systems. Other potentially significant cost savings include reduced corporate and administrative programs, reduced electric production costs, non-fuel purchasing economies, lower gas supply costs, and other avoided or reduced operation and maintenance costs, such as the deferral of costs associated with adding new generating capacity. The Illinois public utility functions and operations of IPC continue to be owned and operated by IPC subject to the Illinois Commerce Commission's ("Commission") jurisdiction.

4. WPL and IES currently have in place separate programs under which each company sells its customer accounts receivable to Ciesco, L.P. ("Ciesco"), an accounts receivable investment conduit managed by Citicorp N. A.., Inc. (the "Agent"). The purpose of these programs is to enable the two utilities to accelerate their receipt of cash from collection of customer accounts receivables, thereby reducing their dependence upon more costly sources of


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     working capital. Under the existing WPL receivables program, WPL may sell up to $150 million billed and unbilled receivables.

5. The actual level of receivables sold under this program fluctuates from month to month depending upon the prior month's level of qualifying receivables. Under the existing IES program, IES maintains a constant sales level of $65 million throughout the year, which is the lowest level of qualifying receivables that is expected to occur in any given month during the year. Under the existing programs, WPL and IES serve as collection agents for Ciesco. These programs expire on March 31, 2000.

6. WPL and IES and Ciesco propose to enter into a new receivables sale program to replace the expiring programs. In addition, IPC will be added to the new program. Ciesco's purchases under the new program will initially be limited to $300 million of qualifying receivables outstanding at any one time. More specific detail regarding this new program is contained in the Direct Testimony of Steven F. Price, attached as Exhibit No. 8 to this application.

7. The Commission expressly recognized the potential for cost savings when it approved the IEC Merger on May 9, 1997, In the Matter of the Petition by
                                             --------------------------------
     Interstate Power Company for Approval to Merge with IES Industries, Inc.
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     and WPL Holdings, Inc. Docket No. 96-1022. As part of its findings that the
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     IEC Merger was in the public interest, the Commission found that:

          The evidence establishes the combination of Holdings, Industries and IPC will enable Interstate Energy companies to serve their customers more economically and efficiently in what is becoming an increasingly competitive electric utility industry. Applicants have established that the proposed merger will allow integration of many corporate and administrative functions, and achieve savings through electric system


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          interconnection, joint dispatch, and joint purchasing, among other advantages. (p. 16)

8. The Commission's May 9, 1997 Order in Docket No. 96-1022 also recognized that many of the corporate and administrative functions would be provided by a service company affiliate; i.e. Alliant Energy Corporate Services, Inc. (the "Service Company"). The Commission noted that:

          The proposed reorganization will not result in the unjustified subsidization of non-utility activities by the utility or its customers. Applicants have agreed to all conditions proposed by Staff to resolve Staff's concern that unjustified subsidization or "cross-subsidization" of affiliates of the utilities may occur in the future. Applicants have done so upon WPLH's assurance to them that they will have possession or control of all contracts, books, and records of their affiliates who are parties to a contract with Services, at least to the extent of providing Staff with access thereto on a confidential basis. (p. 17)

9. This filing is being submitted pursuant to Section 7-101 of the Illinois Public Utilities Act.

     For the reasons stated above, IPC respectfully requests the Commission to issue an Order approving this Application. IPC believes the Customer Accounts Receivable Purchase and Sale Agreement further benefits its customers as a result of the Alliant Energy Merger as noted by the Commission in its March 24, 1997 Order in Docket No. 96-1022. Specifically, IPC requests the Commission to issue an order, pursuant to Section 7-101 of the Act approving the contract with affiliated interests as set forth in this Application. The specific agreement for which IPC seeks Commission approval is the SPE Agreement (Exhibit No. 3). The other agreements attached to the application are being filed with the Commission for informational purposes. These additional exhibits are integral to


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the operation of the customer accounts receivable financing program; however, since IPC is not a party to those agreements specific Commission approval is not required.

                                        Respectfully submitted,



                                        -------------------------------------
                                        Kent M. Ragsdale
                                        Managing Attorney
                                        200 First Street S.E.
                                        P.O. Box 351
                                        Cedar Rapids, IA 52406
                                        (319) 398-7765
                                        (319) 398-4533 (fax)
                                        kentragsdale@alliant-energy.com
                                        -------------------------------

                                        Attorney for Interstate Power Company


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